UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68596

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/20** (MM/DD/YY) AND ENDING **12/31/20** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **OTC Link LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 Vesey Street, 12th Floor
(No. and street)

New York	**NY**	**10282**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeff(Yongxiang) Jin **(212) 896-4463**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – if individual, state last, first, middle name)

30 Rockefeller Plaza	**New York**	**NY**	**10112**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TABLE OF CONTENTS

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

OTCLink ATS

AFFIRMATION

March 5, 2021

STATE OF NEW YORK
COUNTY OF NEW YORK

I, Yongxiang Jin, affirm that, to the best of my knowledge and believe, the accompanying financial statements and supporting schedules pertaining to OTC Link LLC, a wholly-owned subsidiary of OTC Markets Group Inc., (hereafter referred to as the "Company") as of and for the year ended December 31, 2020, are true and correct. I further affirm that neither the Company, nor any member, proprietor, principal officer or director, has any proprietary interest in any account classified solely as that of a customer.

Jeff (Yongxiang) Jin
Chief Financial Officer and Financial and Operations Principal

Subscribed and sworn to before me this
March 5, 2021

NOTARY PUBLIC

EMMANUEL LAFORTUNE
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01LA6362844
Qualified in Kings County
Commission Expires 08/07/2021

EMMANUEL LAFORTUNE NOTARY PUBLIC STATE OF NEW YORK

OTC Link LLC
300 Vesey Street, 12th Floor
New York, NY 10282

E Link@otcmarkets.com
T +1 800 547 8682
W otcmarkets.com

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee of OTC Markets Group Inc. and the Member of OTC Link LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of OTC Link LLC (the "Company") (a wholly-owned subsidiary of OTC Markets Group Inc.) as of December 31, 2020, and the related statements of income, cash flows, and changes in member's equity for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

As described in Note 4, the financial statements include significant allocations from OTC Markets Group Inc. and are not necessarily indicative of the conditions that would have existed or the results of operations if the Company had operated as an unaffiliated company.

Report on Supplemental Schedules

The supplemental schedules g, h, and i listed in the accompanying table of contents have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and

content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte & Touche LLP

March 5, 2021

We have served as the Company's auditor since 2012.

OTC LINK LLC
(A WHOLLY-OWNED SUBSIDIARY OF OTC MARKETS GROUP INC.)
(SEC ID No. 8-68596)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2020
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

* * * * * *

Filed pursuant to Rule 17a-5(e)(3) under
the Securities Exchange Act of 1934
as a Public Document.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee of OTC Markets Group Inc. and the Member of OTC Link LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of OTC Link LLC (the "Company") (a wholly-owned subsidiary of OTC Markets Group Inc.) as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

As described in Note 3, the financial statement includes significant allocations from OTC Markets Group Inc. and are not necessarily indicative of the conditions that would have existed or the results of operations if the Company had operated as an unaffiliated company.

Deloitte & Touche LLP

March 5, 2021

We have served as the Company's auditor since 2012.

OTC LINK LLC
(A WHOLLY-OWNED SUBSIDIARY OF OTC MARKETS GROUP INC.)
Statement of Financial Condition
As of December 31, 2020
(in thousands)

Assets		
Cash	$	5,546
Accounts receivable from subscribers, net of allowance for credit losses of $43		2,675
Due from affiliates		5
Other assets		27
Restricted cash		503
Total Assets	$	8,756
Liabilities and Member's Equity		
Accounts payable	$	761
Accrued expenses and other liabilities		1,221
Due to affiliates		840
Deferred revenue		356
Total Liabilities		3,178
Member's Equity		5,578
Total Liabilities and Member's Equity	$	8,756

See accompanying notes to statement of financial condition

NOTE 1. DESCRIPTION OF BUSINESS

Overview

OTC Link LLC (the "Company") is a wholly owned subsidiary of OTC Markets Group Inc. ("OTC Markets Group" or the "Member"). The Company is a Financial Industry Regulatory Authority, Inc. ("FINRA") member broker-dealer and operates OTC Link ATS and OTC Link ECN, both Securities and Exchange Commission ("SEC") registered Alternative Trading Systems ("ATS"). OTC Link ECN operates as an Electronic Communication Network ("ECN"). Accordingly, OTC Link LLC, OTC Link ATS and OTC Link ECN are subject to the direct regulatory oversight of the SEC and FINRA. OTC Link ATS offers our broker-dealer subscribers a fully-attributable, network-based model for quoting and facilitating transactions in OTC equity securities and serves a diverse community of FINRA member broker-dealers that operate as market makers, agency brokers and ATSs, including ECNs. OTC Link ATS provides a suite of quotation and trade-messaging services offering broker-dealers control of trades and choice of counterparties so they can efficiently provide best execution, attract order flow, and comply with FINRA and SEC regulations. Unlike traditional exchanges and matching engines, OTC Link ATS is not an intermediary. Rather, OTC Link ATS delivers trade messages electronically, allowing subscribers to execute or negotiate trades.

OTC Link ECN functions as a matching engine and router for certain OTC securities. OTC Link ECN complements OTC Link ATS by providing FINRA registered broker-dealer subscribers with anonymous order matching functionality. OTC Link ECN acts as the executing party on an agency basis in relation to all transactions executed on the ECN's platform. When orders do not match internally on OTC Link ECN's matching engine, they are routed to another market destination. Pursuant to applicable FINRA rules, OTC Link ECN submits trade reports to FINRA's OTC Reporting Facility. All transactions executed on OTC Link ECN are cleared and settled pursuant to a clearing agreement with Apex Clearing Corporation.

The Company generates revenues by offering a suite of subscription-based quotation and trade messaging services and by charging transaction-based fees for order matching and routing services to a diverse network of broker-dealers operating as market makers, agency brokers and Alternative Trading Systems, including ECNs.

In respect of its OTC Link ATS business, FINRA has granted the Company an exemption from equity trade reporting obligations and similar obligations for Trade Reporting and Compliance Engine eligible securities under FINRA Rules 6183, 6625, and 6731, provided the Company continues to meet the criteria specified in the rules.

The Company has not engaged in any of the following activities:

- Carrying securities accounts for clients;
- Receiving or holding securities or funds of clients; or
- Acting as an "investment adviser" (e.g., regularly advising clients, for a fee, as to the desirability of purchasing or selling portfolio securities).

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying statement of financial condition and the related notes (collectively referred to as the "financial statement") is prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of this statement of financial condition requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, including allowance for credit losses. Actual results could differ from management's estimates.

Cash

The Company maintains cash in bank deposit accounts which, at times, may exceed federally insured limits.

Restricted Cash

Restricted Cash is comprised of cash held at clearing organizations as collateral against obligations of the Company arising from clearing agreements in place to support the Company's ATS business. This collateral must be held for the term of those agreements and for up to thirty days from termination of same.

Allowance for Credit Losses

The allowance for credit losses is maintained at a level that management believes to be sufficient to absorb probable losses among all subscribers. The allowance is based on several factors, including a continuous assessment of the collectability of subscriber accounts. When it is known that a specific customer will not meet its financial obligations, management will reduce the receivable balance to the amount that is expected to be collected.

Income Taxes

The Company is a single member limited liability company, therefore no provision for federal or state income taxes is included in the accompanying statement of financial condition. OTC Markets Group is responsible for such taxes based on its share of the Company's income.

Fair Value

Cash, restricted cash, accounts receivable, accounts payable and accrued expenses are measured at carrying value, which approximates fair value due to the short term nature of these balances.

Recently Adopted Accounting Standards

In June 2016, the Financial Accounting Standards Board ("FASB") issued ASU 2016-13, *Measurement of Credit Losses on Financial Instruments*, which amends previously issued guidance regarding the impairment of financial instruments by creating an impairment model that is based on expected losses rather than incurred losses. ASU 2016-13 is effective for annual periods beginning after December 15, 2019. On January 1, 2020, the Company adopted the standard using the modified retrospective approach permitted by the standard. The adoption had no material impact on its financial statement or on its regulatory capital.

(in thousands)

Recently Issued Accounting Standards Not Yet Adopted

There are no applicable material accounting pronouncements that have been issued but are not yet adopted.

NOTE 3. RELATED PARTY TRANSACTIONS

Pursuant to an agreement between the Company and the Member, effective June 1, 2012, and amended January 25, 2020 (the "Service Agreement"), OTC Markets Group provides the following services to the Company:

a. Use of office space including all necessary furniture, office equipment, data processing and communication equipment;

b. All communication services, postage, office supplies;

c. General and administrative support services and equipment as may be necessary for the Company to conduct its business;

d. Payment of compensation and benefits, which includes salaries, bonuses, and equity awards, and related costs of all support services personnel performing duties on behalf of the Company, including but not limited to technology support and development, accounting, and other support services; and

e. Bookkeeping services, such as payment of approved expenses and collection of receivables.

Throughout the year, an allocation of costs to support the Company's business, with no mark-up in price, is made to the Company by OTC Markets Group pursuant to the Service Agreement. The Service Agreement allocates costs to the Company that approximate the costs the Company would incur operating as an independent company, however the statement of financial condition may not be indicative of the Company's future performance and it is possible that the Company's financial position would have been different had the Company operated as an independent company during the period presented. To the extent that an asset or liability is directly associated with the Company, it is reflected in the accompanying statement of financial condition.

The Company has recorded a $5 receivable from affiliates for OTC Link accounts receivables from subscribers collected by the Member and a $840 payable to affiliates for fees for the services described above as of December 31, 2020 that is included in *due to/due from affiliates* in the accompanying statement of financial condition.

NOTE 4. NET CAPITAL REGULATORY REQUIREMENTS

The Company is subject to the SEC's Rule 15c3-1, which requires the maintenance of minimum net capital to be the greater of $5 or 6⅔% of aggregate indebtedness. As of December 31, 2020 the Company had net capital of $2,871, which is $2,659 in excess of its minimum net capital requirement of $212.

The Company periodically makes equity distributions to the Member. These distributions are subject to certain notification and other provisions of the net capital rules of the SEC.

During 2020, the Company made a $400 equity distribution to the Member in September.

NOTE 5. COMMITMENTS AND CONTINGENCIES

There are no current, past, pending or threatened legal proceedings or administrative actions either by or against the Company that could have a material effect on its business, financial condition or operations. The Company is not a party to any past or pending trading suspensions by a securities regulator.

NOTE 6. COVID-19

The continuing global spread of COVID-19 has resulted in governmental and other authorities around the world implementing numerous measures to contain the virus, including travel bans and restrictions, quarantines, shelter-in-place orders and business shutdowns. The pandemic and these ongoing containment measures have had, and are expected to continue to have, a substantial negative impact on many businesses around the world and on global, regional and national economies. There is considerable uncertainty related to how the continuing global outbreak could impact any recovery or precipitate a further deterioration in global economic conditions.

The COVID-19 pandemic has not had an adverse effect on the Company's financial condition during 2020. However, the full impact COVID-19 may have on the global financial markets and the overall economy is not currently known. It is possible that the further spread of COVID-19 could have an adverse effect on the Company's future business and financial condition.

NOTE 7. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through March 5, 2021, the date the financial statement were issued and determined there were no subsequent events requiring adjustment or further disclosure to the financial statement.

* * * * * *